

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 22, 2008

via U.S. mail and facsimile

Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

>   **Re: Rockies Region 2006 Limited Partnership**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed December 24, 2007**
>   **File No. 0-52787**

Dear Mr. Stump:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that your registration statement became effective automatically on October 29, 2007, sixty days after filing; you became subject to the provisions of Rule 13A-13(a) of Regulation 13A of the Exchange Act. This establishes the due date for your initial periodic interim report as the later of either 45 days after the effective date, or by the date on which such report would have been required had

you already been subject to the periodic reporting requirements. Accordingly, your first interim report on Form 10-QSB, covering your third quarter, was due December 13, 2007. Having included financial statements through September 30, 2007 in the amendment to your registration statement does not suffice. Please comply with your reporting obligations.

2.   Please file the executed version of the assignment of leases to the partnership and the drilling and operating agreement with Petroleum Development Corporation, including conformed signatures.

Item 1A. Risk Factors, page 9

The Partnership may retain Partnership revenues…, page 9

3.   We note your response to our previous comment 19. Please update the disclosure in this risk factor to reflect the completion of drilling, the use of all available capital raised in the offering and the commencement of production.

Reductions in prices…, page 9

4.   We refer you to Note 11 to the financial statements and the disclosure regarding the period of time during which eighteen wells were shut-in. To the extent material to an understanding of the possible risks associated with your operations and revenues from such operations, please supplement the disclosure under this heading to reference the impact of shut-ins.

The additional general partners will be individually liable…, page 14

5.   We note your disclosure that the conversion to limited partners is not scheduled to occur until the drilling and completion operations are finished. We also note the disclosure in Note 1 to your financial statements that upon completion of the drilling phase of your wells "all additional general partners units were converted into units of limited partner interests and thereafter became limited partners." Please update your risk factor accordingly.

As of December 31, 2006, the Managing General Partner identified material weaknesses…, page 15

6.   We note that your revised disclosure regarding the identified deficiencies in your general partner's internal control over financial reporting does not specify all deficiencies that were disclosed in your original Form 10. Please revise your disclosure to describe all deficiencies that have been identified with respect to your managing general partner's internal control over financial reporting.

Darwin L. Stump
Rockies Region 2006 Limited Partnership
January 22, 2008
Page 3

Item 5. Directors and Executive Officers, page 29

Petroleum Development Corporation, page 30

7.   We note your response to our previous comment 29. Please disclose the period
       during which Mr. McCullough served as president and chief executive officer of
       Gasource, LLC.

Item 7. Certain Relationships and Related Party Transactions, page 33

Compensation to the Managing General Partner and its Affiliates, page 33

8.   We note your response to our previous comment 32. We refer you to the
       disclosure on page 5 regarding the percentage of interests owned by PDC and its
       corresponding share in oil and gas revenues.   Please supplement the disclosure to
       include reference to the approximate dollar value paid to your managing general
       partner since your inception in connection with its receipt of 37% of your oil and
       gas revenues.

Exhibit 3. Form of Limited Partnership Agreement

9.   Please provide disclosure in your filing regarding your obligation to indemnify
       your managing general partner, as set forth in Section 6.04 of your partnership
       agreement.

Engineering Comments

Management's Discussions and Analysis of Financial Condition and Results of
Operations, page 15

Results of Operations, page 16

10.   We have reviewed your response to prior comment 45 of our letter dated
       September 27, 2007. Supplementally, please tell us the following:

       •   the reserves originally assigned to these properties;
       •   the basis for categorizing them as proved;
       •   the volumes of reserves you wrote-off as not being reasonably certain of
           being recovered and how you arrived at this conclusion;
       •   how the reserve revision impacted the reserve table in Note 8 and why
           there is no negative reserve revision reported in that table.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
       K. Hiller
       D. Delaney
       M. Duru
       L. Nicholson